HIGHCAPE CAPITAL ACQUISITION CORP. II

452 Fifth Avenue, 21st Floor

New York, NY 10018

February 10, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Brigitte Lippmann

Re:	HighCape Capital Acquisition Corp. II

Request to Withdraw Registration Statement on Form S-1

File	No. 333-254102

Dear Ms. Lippmann:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), HighCape Capital Acquisition Corp. II, a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 10, 2021.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Kevin Rakin, Chief Executive Officer, HighCape Capital Acquisition Corp. II, at the above-mentioned address, with a copy to Daniel Nussen, White & Case LLP, 550 Flower Street, Suite 2700, Los Angeles, CA 90071.

Please do not hesitate to contact Daniel Nussen at (213) 620-7796 if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

HIGHCAPE CAPITAL ACQUISITION CORP. II

By:	/s/ Kevin Rakin
Name:	Kevin Rakin
Title:	Chief Executive Officer